Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the year ended December 31, 2007
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of March 28, 2008, and is intended to supplement and complement the Company’s audited consolidated financial statements for the year ended December 31, 2007. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 175,233,430 shares outstanding.

OVERALL PERFORMANCE

The Company was formed during the year by the combination of the operations of Queenstake Resources Ltd. (“Queenstake”) and those of YGC Resources Ltd., by way of a Plan of Arrangement. The transaction was completed on June 20, 2007. The Company issued 58,436,531 shares in exchange for 100% of the outstanding common shares of Queenstake to complete the business combination. This transaction increased the share capital of the Company by approximately $89M.

The business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations.

The business acquisition had a material impact on the Company’s balance sheet, and accordingly makes certain components of the Company’s Statement of Operations in 2007 incomparable to 2006. Until June 2007, the Company did not have a producing gold property. The Company recorded its first gold sales in Q3 2007.

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out principally in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The largest single factor in determining profitability and cash flow from the Company’s operations is the price of gold. The average market price of gold during the year 2007 was $680 per ounce, ranging in price from a low of $610 per ounce to a high of $834 per ounce. The Company realized an average price of $732 per ounce on its sales of its gold, produced from its own ore, during the year. The Company does not hedge its production of gold produced from its own ore but does sell gold forward to protect its profits from the production of gold from ore purchased from third parties.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability. The Canadian dollar was stronger against the U.S. dollar in the third quarter of 2007.

Although the pressure of rising development and operating costs with respect to labor, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Yukon-Nevada continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improving on the efficient use of materials and supplies.

There is a shortage of skilled labor in the industry at the present time, and the need to address this concern is a constant for both our production and exploration activities. The corporate culture at Jerritt Canyon has historically acted as a buffer against this shortage and we continue to promote activities and attitudes that enhance this effect. The safety of our workforce continues to be an important focus of senior management, operational management and the workforce as a whole. Compliance with environmental regulations and regulatory authorities is seen as key to the way the Company intends to carry out its business.

Jerritt Canyon

During the year and to the present time the following important developments occurred at the Jerritt Canyon mine site:

  The mill was shut down for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years.
  The mines underwent a sustained program of safety, care and maintenance for similar reasons.
  Key operational management personnel were replaced and a new operational structure initiated.
  Key safety, environmental and operational personnel were empowered.
  Installation and run in of the new bull gear on the ball mill was completed.
  Successful stack testing for mercury emissions was completed on the roasting facility.
  Planning for increased drying capacity is ongoing.
  Planning for increased dry grinding capacity is ongoing.
  Weather protection of the ore storage areas is being completed.

The new bull gear has allowed greater tonnages to be processed during the third and fourth quarters. The full capacity of the ball mill, 4,500 tons per day will be utilized once the upgraded operating permits are in hand. The stack testing recently completed allows the roasters to operate at a rate of 4,100 tons per day.

It is intended to combine the drying and dry grinding circuits and to this end a double rotator grinding mill is presently being sourced. The acquisition and installation of such a circuit will reduce propane consumption and allow for a more efficient use of labor in these areas.

Although increased tonnages and reductions in manpower allowed costs in the third and fourth quarters to be reduced, the effects of the near mine exploration and increased underground development are not expected to have a significant impact on the bottom line for at least another twelve months.

..

Operating Highlights

2007 total
Gold - produced from mined ore (troy ounces)	59,100
Gold – produced from purchased ore (troy ounces)	38,098
Gold – sold from mined ore (troy ounces)	57,514
Gold – sold from purchased ore (troy ounces)	32,602
Gold – produced - total (troy ounces)	97,198
Gold – sold - total (troy ounces)	90,116
Gold sales	$ 64,460
Cost of gold sold	$ 48,218
Depreciation, depletion & amortization	$ 5,731
Accretion	$ 1,082
Earnings from mine operations	$ 9,429
Cash provided by operations before change in non-cash working capital	$ 11,707
Average executed gold price per ounce - produced from mined ore (b)	$ 739
Cash cost per ounce produced (a)	$ 416

(a) Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

(b) Executed price per ounce differs slightly from what was realized in the financial statements. As it usually takes approximately 20 days from the date of shipment of gold from Jerritt Canyon until it has been refined to a marketable level of purity by the external refinery, the average price agreed upon for shipments in a time period is referred to as “executed gold price”. This facilitates a comparison of price the Company was able to sell gold to the average price during a given timeframe.

The Company’s 2007 annual gold production rate from Jerritt Canyon met the forecasted rate of 120,000 ounces per annum with 59,100 ounces of gold produced from our own ore in the six months of operation. Gold production is expected to be around 120,000 ounces in 2008 and increase in 2009 and as new projects come on stream.

The Company produced 38,098 ounces of gold from ores purchased from third parties.

Acquisition of Queenstake:

As mentioned earlier, the acquisition of Queenstake had a material impact on the balance sheet of the Company. Queenstake’s principal asset is the Jerritt Canyon gold mine. This acquisition increased the asset base of the Company by $191,940 and the Company’s total liabilities by approximately $97,464 on June 19, 2007. The impact is illustrated below, on a line-by-line basis, on the balance sheet as of December 31, 2007:

Cash and cash equivalents:
The Company had combined cash and cash equivalents of $41,104 as of December 31, 2007 compared to a balance of $4,342 on December 31, 2006. There was a financing completed in June 2007 that netted approximately $65.5M to the Company’s treasury. This financing closed concurrently with the business combination.

Within days of the closing of the business combination, the Company repaid long-term debt of Queenstake’s, in the amount of approximately $8.1M.

Accounts receivable and prepaid expenses:
The Company had a prepaid expense and accounts receivable balance of $7,778 as of December 31, 2007 compared with a balance of $600 at December 31, 2006. The majority of the 2007 year-end balance is comprised of prepaid expenses and deposits associated with the operation of the Jerritt Canyon gold mine.

Inventories:
The Company had $37,995 of inventory as of December 31, 2007. This is entirely attributable to Jerritt Canyon, with approximately $12.5M of Jerritt Canyon gold in various stages of processing. Third party ore accounts for approximately $21.4M of inventory on hand. There was an additional $4.1M of supplies inventory at Jerritt Canyon to support mining and processing operations.

Restricted funds:
Restricted funds balance at Dec31,07 was $36,669 compared with approximately $7,838 at December 31, 2006. Jerritt Canyon’s operations accounted for approximately $28M of this amount, the majority of it being $26,970 in a commutation account as of December 31, 2007. The commutation account is a pool of funds that must be used on reclamation activity at the Jerritt Canyon property in the future.

At December 31, 2007, the Ketza River project accounted for approximately $8.6M of this. Of the $8.6M relating to the Ketza River project, approximately $5.5M is in cash restricted for future exploration, pursuant to terms of the flow-through share agreements from the October 2007 flow-through share financing. The Company posted additional security of approximately $3M in September 2007 to secure a letter of credit issued in favor of the Yukon Territorial Government. This was part of the water licensing process for the Ketza River project.

Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities as of December 31, 2007 was $15,273 compared to $673 as of December 31, 2006. Approximately $13.9M of the accounts payable relates to Jerritt Canyon mining operations with the remaining $1.4M arising from the Ketza River project and general corporate activity.

Payable on third party purchased ore:
The Company had a payable balance on third party purchased ore of $18.8M as of December 31, 2007. The timing of payments relating to this obligation is tied to when the Company actually processes the ore. Management anticipates processing all third-party purchased ore on hand during 2008 and, therefore, extinguishing the payable balance during 2008. (See “Statement of Operations” section of this FINANCIAL OVERVIEW for more on third party ore purchases).

Asset retirement obligation:
The Company had an asset retirement obligation balance of $26.5M as of December 31, 2007. Jerritt Canyon’s asset retirement obligation was estimated to be approximately $23.7M and the Ketza River project’s asset retirement obligation was estimated to be approximately $2.8M. The Company estimates its asset retirement obligation using information obtained from the governmental surety bonding process in both the Yukon (for the Ketza River project) and in Nevada (for the Jerritt Canyon mine).

Jerritt Canyon Exploration and Gold Reserve Update:

During the year, $7,230 was spent on exploration in the Jerritt Canyon district. About half of this amount was spent on exploration within and adjacent to existing ore bodies and the remainder on exploration for new ore bodies. Four surface reverse circulation drill rigs and one surface diamond drill rig were active on the property during the year. Approximately 20,000 meters were drilled in Q3 & Q4 2007 on the Jerritt Canyon property. Near-mine exploration focused on additions to the Smith-Mahala ore bodies; encouraging results were reported in Yukon-Nevada Gold News Release dated September 24, 2007. Further encouraging results were reported from drilling in the greater Mahala area where exploration efforts are seeking to identify possible new ore bodies between the Smith and SSX Mines.

A significant increase in the reserves at Jerritt Canyon was reported in a news release dated March 3, 2008.

Table 1. JERRIT CANYON RESERVES AT DECEMBER 31, 2007

Deposit/Mine	PROVEN			PROBABLE			TOTAL
	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	-	-	-	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	-	-	-	32.6	0.227	7.4	32.6	0.226	7.4
Sub Total	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7

Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6

TOTAL	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3

Jerritt Canyon’s proven and probable reserves at year-end 2006 were 485,700 ounces of gold. These were depleted by approximately 114,700 ounces as a result of mining during 2007. The current reserve therefore represents an addition of 346,300 ounces.

These reserves are within a newly estimated measured and indicated resource of 1,961,000 ounces of gold at a grade of 0.239 opt (8.19 g/t). The inferred resource at Jerritt Canyon in addition to this is 520,000 ounces of gold at a grade of 0.224 opt (7.68 g/t).

The 2007 year-end reserve estimate was calculated using a gold price of $580 per ounce, reflecting a three-year average gold price. Two factors led to the significant increase to reserve: exploration success which added approximately 225,000 ounces to measured and indicated resource, and decreases in operating costs at Jerritt Canyon which matched with the increased gold price relative to the 2006 year-end estimate allowed a lowering of cut-off grade used in the estimate. The Smith / Mahala Mine exhibited the most significant increase in reserve compared to a year earlier, followed by the SSX Mine and Starvation Canyon deposit.

Ketza River

During the year, approximately $15,215 was spent on exploration on the Ketza River property; about 50,400 meters were drilled (361 holes) by three diamond drill rigs active on the property during the year. Encouraging results from several zones were reported in news releases during the year These results are both from carbonate-hosted mineralization in the Manto Zones and from vein and breccia mineralization in the Shamrock Zone.

A new resource calculation was reported on March 5, 2008.

Table 1. KETZA RIVER MEASURED & INDICATED RESOURCE AT
DECEMBER 31, 2007

Deposit/Mine	MEASURED			INDICATED			MEASURED & INDICATED
	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz
Pit Resources (1 gpt cutoff)
Peel-Break	303.2	7.17	69.8	1,878.6	5.14	310.6	2,181.8	5.42	380.5
Penguin-Lab-Hoodoo	205.2	7.70	50.8	567.7	3.56	65.0	772.9	4.66	115.8
Shamrock (Gully-QB-3m)	182.5	3.65	21.4	519.6	3.58	59.8	702.1	3.60	81.2
Tarn	-		-	54.6	4.26	7.5	54.6	4.26	7.5
Subtotal	690.9	6.39	142.0	3,020.5	4.56	442.9	3,711.4	4.90	584.9

U/G Resources (3 gpt cutoff)
Peel-Break	2.0	4.34	0.3	98.9	5.73	18.2	100.9	5.70	18.5
Penguin-Lab-Hoodoo	18.5	6.78	4.0	70.7	5.05	11.5	89.2	5.40	15.5
Shamrock (Gully-QB-3m)	0.8	3.78	0.1	175.8	4.74	26.8	176.6	4.74	26.9
Tarn	-		-	3.6	4.92	0.6	3.6	4.92	0.6
Subtotal	21.3	6.43	4.4	349.0	5.09	57.1	370.3	5.17	61.5

Total All Sources	712.2	6.40	146.5	3,369.5	4.61	499.9	4,081.7	4.93	646.4

Permitting continues at Ketza River. The Class A water license for the renewal of mining and milling activities at the site is still being pursued. It is hoped that this license will be received in early 2010 allowing for production of gold at the site to restart in that year. An ongoing pre-feasibility study is expected to be completed by the end of the second quarter 2008.

Silver Valley

Diamond drilling on the Silver Valley silver-lead-gold-copper property was put on hold at the end of May. Drilling to date has focused on the moderate to deep portions of the vein. Drill hole SV-07-62 was the last one drilled, and returned 913.0 g/t Ag and 23.3% Pb over a true thickness of 1.83 meters. This intercept also contained 0.48 g/t Au and 0.9% Cu. Hole SV-07-59 contained three intercepts, including 1170 g/t Ag and 12.9% Pb over a true thickness of 0.67 meters, which also contained 0.72 g/t Au and 1.0% Cu.

Holes drilled to date at Silver Valley are on only one portion of one exposed vein within the geologically prospective project area. A ground geophysical survey was carried to identify extensions of this vein system. Two other ground geophysical grids covered the Silver Rain and Silver Belle targets, 2.25 and 3.75 kilometers southeast of the current area of drilling respectively. An airborne geophysical survey was recently completed over the Silver Valley property, which covers approximately 2,400 hectares.

SELECTED ANNUAL FINANCIAL INFORMATION

	2007	2006	2005

Gold sales	$64,460	NA	NA
Cost of gold sold	48,218	NA	NA
Gross margin – gold sales	16,242	NA	NA
Depletion, depreciation and amortization	5,731	16	10
Accretion	1,082	145	126
Earnings from mining operations	9,429	(161)	(136)
Net earnings (loss)	(1,899)	(1,189)	(1,193)
Earnings (loss) per share – basic	($0.02)	($0.02)	($0.03)
Weighted average # of shares outstanding	121,434,273	53,147,312	40,991,750

Cash and cash equivalents	$41,104	$5,368	$4,418

Mineral properties	$88,212	$17,566	$10,472

Total assets	$296,167	$31,912	$17,962

Cash flow from operations – before non-cash working capital changes	$11,707	($852)	($566)

RESULTS OF OPERATIONS

.Statement of Operations

The Company had a net loss in 2007 of ($1,899) compared with a net loss of ($1,189) in 2006.

Sales:
The Company had gold sales $64,460 in 2007. The Company sold 57,514 ounces of gold produced from Jerrritt Canyon in 2007. An additional 32,602 ounces of gold were processed and sold from ore purchased from third parties in 2007.

The Company earns a significantly higher profit margin on gold extracted from Jerritt Canyon ore than it does on gold extracted from ore purchased from third parties.

The Company realized approximately $732 per ounce of gold sold, from its own ore, in 2007. Management is encouraged by the increase in the price of gold in the recent past as this will increase our profit margin.

Cost of gold sold and Gross Margin – Mining Operations:
The Company’s cost of gold sold in 2007 was $48,218. This resulted in a gross margin – mining operations of $16,242.

The Company produced gold at a cash cost of $416 per oz in 2007 from Jerritt Canyon ore.

Depreciation and depletion:
The Company had $5,731 of depletion and depreciation in 2007 compared to $19 in 2006. In 2006, the only depreciation on the Company’s statement of operations was for equipment at corporate office. The June 2007 combination with Queenstake added approximately $79.9M of depreciable mill and mining property plant & equipment and an additional $5.2M of depletable mineral properties to the Company’s balance sheet. These assets were depreciated and depleted from June 20, 2007 to December 31, 2007 in accordance with the Company’s accounting policies.

Accretion:
The Company had $1,082 in accretion of asset retirement obligations in 2007 compared to $145 in 2006. The 2006 amount is completely attributable to the Ketza River project. The 2007 balance includes $167 from the Ketza River project and $915 relating to the Jerritt Canyon mine. Accretion expense is driven by the size of the asset retirement obligation associated with the specific projects.

General and administration:
The Company had $3,550 of general and administration expenses in 2007 compared to $1,225 in 2006. The Company has undergone a significant change in the scale of operations in 2007 compared to 2006. The combination with Queenstake in June 2007 resulted in a significant increase in the administrative activities of the Company. The Company is now conducting daily business in two countries and adhering to regulations in multiple states, provinces and territories in both Canada and the USA.

Stock-based compensation:
Stock-based compensation, a non-cash expense, was $5,563 in 2007 compared to $278 in 2006. The Company issued 6,492,000 stock options in 2007 compared to 640,000 in 2006. The Company underwent a significant change in its operations in 2007 and added 3 directors. A significant grant of stock options was made to provide extra incentive to all involved with the Company to work towards its success. By comparison, 2006 saw very little change in the operations of the Company and its Board of Directors did not change in composition.

The significant increase in stock options granted in 2007 compared with 2006 caused a significant increase in the fair value assigned to these options and expensed through the statement of operations.

Interest and other income:
The Company earned $2,503 of interest and other income in 2007, compared to $377 in 2006. The large increase is the result of two primary factors (1) the Company had a much larger average cash and cash equivalents balance in 2007 compared to 2006 and (2) interest was earned on the commutation account (see earlier “restricted funds” discussion).

Loss on forward gold sales:
The Company purchases ore from third parties and sells forward the estimated contained recoverable gold for future delivery. The timing and quantities of the future contracts are based upon the expected timing of processing of the ore and the consequent availability of the gold to be delivered into the future contracts. The above activities can lead to the Company incurring a loss when outstanding contracts are marked to market or when contracts are not delivered and instead settled in cash..

In 2007 the Company incurred a loss on derivatives of $4,324. Of that total amount $993 related to outstanding contracts being marked to market and $3,331 related to contracts settled in cash..

Foreign exchange gain:
The Company had a foreign exchange gain for 2007 of $793. On June 30, 2007 the Company adopted the US dollar as its reporting currency. The Canadian dollar is now “foreign currency” to the Company. The gain was a result of the Canadian dollar strengthening against the US dollar from June 30, 2007 to December 31, 2007. The Company had a net Canadian asset position throughout 2007, therefore, a strengthening Canadian dollar results in a foreign exchange gain on the statement of operations.

SUMMARY OF QUARTERLY RESULTS

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Gold sales	$ 38,224	$26,236	NA	NA	NA	NA	NA	NA
Cost of gold sold	$ 28,535	$18,757	NA	NA	NA	NA	NA	NA
Gross margin – gold sales	$ 9,689	$7,479	NA	NA	NA	NA	NA	NA
Earnings (loss) from mine operations	$ 7,304	$3,248	($926)	NA	NA	NA	NA	NA
Net earnings (loss)	$ 2,404	$547	($2,490)	($2,360)	($404)	($224)	($203)	($358)
Earnings (loss) per share - basic	$ 0.01	$0.00	($0.03)	($0.04)	($0.01)	($0.00)	($0.00)	($0.01)
Weighted av erage # of shares outstanding	174,845,767	169,622,435	78,893,333	60,590,466	58,857,710	56,710,213	50,874,682	46,941,768
Cash and cash equivalents	$ 41,104	$48,759	$67,122	$8,120	$4,342	$5,365	$5,356	$4,816
Total assets	$ 296,167	$268,279	$268,198	$36,029	$31,912	$28,805	$28,175	$17,101

FOURTH QUARTER

Gold sales:
The Company realized $38,224 on gold sales during Q4 2007 on sales of 38,976 ounces of gold. Jerritt Canyon ore yielded 26,474 ounces while third party ore yielded 12,502 ounces. The average price realized during Q4 2007 on gold produced from Jerritt Canyon ore was $777 per ounce, while the average price realized during Q4 2007 on gold produced from third party ore was $697 per ounce.

Gross margin – mining operations:
The Company had a gross margin on gold sales of $9,689 in Q4 2007. The cash cost per ounce in Q4 2007 was higher than it was during Q3 2007 due to fewer ounces of gold mined during the quarter, which increases the unit cost. This increase in cost was more than offset by the increase in the price of gold.

Depletion, depreciation and amortization:
The Company had $1,752 in depletion, depreciation and amortization in Q4 2007. This amount reflects changes to the annual depreciation resulting from the finalization of the purchase price allocation to assets and liabilities of Queenstake acquired in June 2007. The impact of the finalization of the purchase price allocation was a downward adjustment in depletion expense and an upward adjustment in depreciation expense. The reduction in depletion exceeded the increase in depreciation.

General and administrative expenses:
The Company incurred $1,184 in general and administrative expenses during Q4 2007 compared with $437 in Q4 2006. The operations of the Company are much more complex in Q4 2007 than they were in 2006. Increased costs associated with administering a business in two countries, the addition of numerous employees along with the increased cost of financial and taxation compliance have all been major factors in the increased cost.

Investment and Other Income:
The Company earned $996 of interest income in Q4 2007 compared to $123 in Q4 2006. This is driven by two factors – (1) the Company had a much larger average treasury balance in Q4 2007 than in 2006 and (2) the Company earned interest on the commutation account (restricted funds) in Q4 2007 and had no such fund in 2006 as this was acquired in the Queenstake combination.

Income taxes:
The Company recorded income tax expense of $969 during Q4 2007. The current portion of the income tax of $33 relates to alternative minimum tax payable by one of the Company’s US subsidiary (Queenstake Resources USA Inc.) and $936 relates to future income taxes arising due to timing differences between the tax value and the accounting value of certain assets.

The Company has recorded a future income tax liability of $28,527 which relates to the accounting value of certain long-lived assets that are in excess of the tax value, net of income tax assets relating to income tax losses carried forward.

Financing activities:
The Company issued 5 million flow-through common shares during Q4 2007 that netted the treasury $10,421 after share issue costs. This is restricted cash that must be spent on qualifying Canadian exploration activity prior to December 31, 2008.

Investing activities:
The Company incurred $11,996 in mineral property expenditures during Q4 2007 that are deferred on the balance sheet as follows:

     [  ]   Jerritt Canyon exploration expenditures - $4,191

     [  ]   Jerritt Canyon capitalized mine development - $2,459

     [  ]   Ketza River project exploration expenditures - $5,346

The Company invested $3,305 in capital assets during Q4 2007. Virtually all capital asset additions were to support the Jerritt Canyon mining operations, with a total of $3,215 spent in Q4 2007.

LIQUIDITY AND CAPITAL RESOURCES

During 2007, the Company had an increase in cash and cash equivalents of approximately $36.7M, resulting from the following cash flows.:

Operating activities:
Net earnings, adjusted for non-cash items, generated positive cash flow to the Company of approximately $11.7M in 2007. Until the acquisition of Queenstake, the Company had yet to generate positive cash-flow from operations.

Approximately $23.5M was used by the change in non-cash working capital from Dec31,06 to Dec31,07, resulting in net cash used in operations of $11.8M.

Financing activities:
During 2007, financing activities increased the Company’s cash balance by approximately $76.5M. The significant financing activities during 2007 were as follows:

  Issuance of common shares in June 2007, net of share issue costs, for cash proceeds of approximately $67.9M
  Issuance of flow-through common shares in October 2007, net of share issue costs, for cash proceeds of approximately $9.7M.
  Issuance of common shares pursuant to stock option and warrant exercises for cash proceeds of approximately $8.9M.
  Repayment of long-term debt assumed on the Queenstake acquisition of approximately $8.1M.

The Company had no long-term debt to service as of December 31, 2007, with the exception of approximately $1.1M of capital leases.

Investing activities:
During 2007, the Company used approximately $33M on investing activity. This activity is crucial to future success of the Company, as the majority of it was spent on (a) Jerritt Canyon exploration (b) Jerritt Canyon mine development, (c) capital assets to support the Jerritt Canyon operation and (d) Ketza River exploration.

Capital resources:
The Company had a treasury balance of $41,104 as of December 31, 2007 which contributed to a working capital balance of $54,383. Management invests excess cash, both Canadian and US dollars, in “banker’s acceptances” and “bearer deposit” notes issued by major Canadian chartered banks.

The Company has not invested in “asset backed commercial paper”.

Management has planned for certain capital expenditures and exploration activity in Jerritt Canyon during 2008 and beyond. The cash on hand as of December 31, 2007 is sufficient, when combined with budgeted operating projections, to finance all planned capital expenditures beyond the next twelve months.

The Company had $5,485 in “cash restricted for future exploration” (part of “Restricted funds” on the balance sheet). The Company issued $10M CAD in flowthrough shares in October of 2007 and these funds must be spent on qualifying exploration expenditures in Canada by December 31, 2008. Management anticipates fulfilling this requirement during the first two quarters of 2008, as the Company is still exploring the Ketza River property. Concurrently, the Company has commenced pre-feasibility work on the Ketza River project that is scheduled to be completed near the end of June 2008. The Company has sufficient capital resources on hand in “cash restricted for future exploration” to finance the Ketza River project until at least mid-way through 2008. Future capital requirements will be assessed once the pre-feasibility work has been completed.

OUTLOOK

Jerritt Canyon

During the coming year we can expect production from our own ores to continue at the rate of 120,000 ounces per year and the production of gold from ore purchased from third parties to continue at a rate of 100,000 ounces per year, while recognizing that this amount is heavily dependent on the grade of the ore delivered for purchase.

Unfavorable weather conditions will cease to have a significant impact on production through the drying circuit as we take steps to minimize their possible impact. This impact will still be felt through the first two quarters of the year. Management will continue with the planning of the implementation of the expansion of both the drying and dry grinding circuits.

The hiring of the Vice President of Operations is expected to have a significant overall impact on operations as we move forward in 2008. He will focus on both safety and the environment as he improves the efficiency of the Jerritt Canyon operations.

Significant changes in operational management and the internal promotion of one of our mining engineers to focus on the feasibility study required for the start up of Starvation Canyon are seen as key moves on the path towards production expansion at Jerritt Canyon.

The Company is budgeting to spend approximately $1M per month on exploration in Jerritt Canyon during 2008.

Ketza River

We will continue with the various studies required for the permitting of this project. The internal promotion of one of our mining engineers to focus on the feasibility studies required for the start up of Starvation Canyon and the Ketza River Mine is seen as a key move on the path towards restarting production at the Ketza River mine site. The internal promotion of one of our more experienced employees to become Manager of Employee Training will ensure that we have the qualified employees for this production operation when they are required.

Drilling for metallurgical samples in the areas of the four planned open pits has taken place in the first part of 2008 and geotechnical drilling of the areas for pit wall design is presently being carried out.

Further drilling for expansion and delineation of the proposed open pits will continue through the year, with expenditures of approximately $900K per month until the completion of the pre-feasibility work scheduled to be completed in mid-2008.

Silver Valley

Geophysical work during the third quarter produced very promising results that will enable us to look forward to a very successful exploration season starting in the second quarter of 2008. We do not expect to be drilling on this property before that time.

South Zone, Arizona

Mapping identified some exciting stricture that potentially could be very interesting. These structures will be drilled in 2008.

Financing

No equity financing is planned for the year 2008, subject to review if a prime acquisition target presents itself or if management’s assessment of the exploration in Canada requires additional flow-through financing.

Acquisitions

The corporate strategic plan calls for growth by acquisition of late stage development or operating properties. Several properties and corporations are always being reviewed as part of this process.

Gold prices

The average price of gold in the past 8 quarters is as follows ($US per troy ounce, based on London pm fix):

Q1 2006	$575
Q2 2006	$628
Q3 2006	$622
Q4 2006	$614
Q1 2007	$650
Q2 2007	$667
Q3 2007	$680
Q4 2007	$786

Management continues to be encouraged by the price of gold. It has increased significantly since December 31, 2007 closing price of $833.75 per ounce to a high of over $1,000 per ounce. The London pm fix per troy ounce of gold was $934.25 on March 28, 2008

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2007.

COMMITMENTS

Lease Obligations

The Company has the following contractual obligations within the next five years:

		Payments Due by Period
		Up to 1			5 Years and
$ thousands	Total	Year	1-2 years	3-4 Years	Thereafter
Capital lease obligations	$2,263	$1,053	$1,210	$-	$-
Operating lease obligations	515	227	169	75	44
Total lease obligations	$2,778	$1,280	$1,379	$75	$44

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales.

The following is a reconciliation of cash cost per ounce produced from mined ore to Cost of Gold Sold in the Statement of Operations for 2007:

Cash cost per ounce of gold produced - 2007
Yukon-Nevada Gold Corp. – Jerritt Canyon Mine

Cost of gold sold – per annual Statement of Operations	$48,218
Less:
Third party ore processing costs included in Cost of gold sold	(20,245)
Operating expense adjustment	(936)
Production royalties	(390)
Refining costs	(85)
Gold inventory cash cost changes required to adjust from cost of sales to cost of production	(1,966)
Total cash cost of gold produced in 2007	$24,596

Gold produced from Jerritt Canyon ore (troy ounces) – 2007	59,100

Cash cost per troy ounce of gold produced – Jerritt Canyon - 2007	$416

RELATED PARTY TRANSACTIONS

The Company paid a total of $123 in 2007 (2006 - $158) for management services to a company owned by the President of the Company. Effective June 1, 2007, the President’s compensation has been included in the “general and administration” category on the statement of operations.

The Company paid a total of $277 in 2007 (2006 – $86) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion and impairment of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination has been completed as of December 31, 2007. The Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets are evaluated and if future realization is not considered more likely than not a valuation allowance is provided.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income, all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. As these standards were adopted on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.

Change in Functional Currency

Prior to April 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency is the US dollar. Concurrent with this change in functional currency, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian GAAP, the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of the June 20, 2007 shares issued associated with the private-placement financing and the plan of arrangement with Queenstake, these two capital stock transactions were translated at the spot rate on June 20, 2007; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income. The magnitude of this translation adjustment was $2,273 as of December 31, 2007.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of the company’s objectives, policies and processes for managing capital, quantitative data about what the company regards as capital and whether the company has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Presentation and Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosures (CICA 3862) and CICA Handbook Section 3863, Financial Instruments – Presentation (CICA 3863), are effective for interim and annual financial statements beginning on January 1, 2008. CICA 3862 increases the disclosures currently required with the intent of enabling users to evaluate the significance of financial instruments for the company's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which the company is exposed, showing how earnings (loss) and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. CICA 3863 brings forward unchanged the presentation requirements of CICA Handbook Section 3861, Disclosure and Presentation. We have not yet determined the impact of the adoption of these changes on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We continue to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. Under CICA Section 3855 these forward contracts qualify as derivative financial instruments and should be recorded at fair value on the balance sheet, with changes in fair value recorded in the statement of operations. As of December 31, 2007 the Company had entered into forward gold sales contracts to deliver 48,800 ounces of gold at an average price of $814 per ounce with a mark-to-market loss of $993. The fair value is based on the last London pm fixed spot price in December 2007 of $833.75 per ounce.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility:
The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore. Management sells gold that is projected to be produced from this ore in an effort to insulate the Company from downward pressure in the price of gold, subsequent to the date of purchase.

Potentially fallibility of gold reserve and resources estimates:
Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project as of December 31, 2007. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years prior to 2007 on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk:
Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Department of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine. The Environmental Manager at Jerritt Canyon has been empowered to shut-down any facet of the Jerritt Canyon operation if there is any environmental concern to be addressed.

Safety risk:
The mining business can present some significant safety risks during all phases of project/mine life. The Company has taken steps to mitigate these risks, of which the most significant has been the hiring of David Drips, the Company’s new VP Mining, effective February 4, 2008. Mr. Drips has overseen numerous underground mining operations in the past 15 years in countries with significantly worse mine safety records than the USA and Canada. One of his first orders of business was to take a safety based approach to all aspects of the Jerritt Canyon operation and empowering the Safety Manager at Jerritt Canyon to suspend any facet of the Jerritt Canyon operation if there are safety concerns.

Political risk:
The mining business is subject to political risk, which varies considerably from country to country and, on a lesser scale, from jurisdiction to jurisdiction within a given country. Management has mitigated this risk by limiting its operations to North America. While no jurisdiction is perfect, North America is very politically stable.

Human resource constraints:

The mining business has seen a boom in activity in the past few years due to large commodity price increases for virtually all commodities. This has resulted in a shortage of qualified mining personnel, exploration personnel and contractors for certain mining and exploration services. The Company has mitigated this risk by adopting an attitude of team-building in an effort to make the Company an attractive place to work.

Ability to raise capital:
The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the location of future gold-bearing ore bodies.

Exploration for future gold resources and reserves:
Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

.OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of March 28, 2008:

Common shares issued and outstanding                                       175,233,430

Outstanding equity instruments	# Outstanding	Weighted average Exercise price	Weighted average Years to expiration
Shareholder warrants	25,027,132	$ 3.24	3.63
Agents' options	1,798,725	$ 2.10	1.24
Stock options	8,904,000	$ 1.73	3.52
Fully diluted common shares	210,963,287

DISCCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified, in the past, an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and has been mitigated during 2007 and the first quarter of 2008 by adding additional finance staff at the Company’s corporate head office.

With respect to the acquisition of Queenstake, management has documented the financial processes in place but has yet to test them and assess their effectiveness.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the year ending December 31, 2007.There has been no change in the Company’s ICFR during the most recent interim period that has materially affected, or is likely to materially effect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yngc.ca or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.